

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

October 10, 2017

<u>Via E-Mail</u>
Mr. Soren Degn
Chief Financial Officer
c/o LiqTech North America Inc.
1804 Buerkle Road
White Bear Lake, MN 55110

> **Re:** **LiqTech International, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 15, 2017**
> **File No. 333-220496**

Dear Mr. Degn:

We have limited our review of your registration statement to those issues that we have addressed in our comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Since the aggregate market value of your voting and nonvoting common equity held by non-affiliates is less than $75 million, you must satisfy the requirements of General Instruction I.B.6. of Form S-3, including paragraph 7 of General Instruction I.B.6. On the outside front cover page of the prospectus, please provide the calculation of the aggregate market value of your outstanding voting and nonvoting common equity pursuant to General Instruction I.B.6. and the amount of all securities offered pursuant to General Instruction I.B.6. during the prior 12 calendar month period that ends on and includes the date of the prospectus.

Calculation of Registration Fee Table

2. Disclosure on the front cover and elsewhere indicates that you are offering $20 million of common stock, preferred stock, and/or warrants or combination thereof. Please revise the table to reflect the registration of units and revise the disclosure throughout the registration statement, including the legality opinion, to provide adequate disclosure about the units.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

        You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397 if you have any questions.

                                        Sincerely,

                                        /s/ Jay Ingram

                                        Jay Ingram
                                        Legal Branch Chief
                                        Office of Manufacturing and Construction

cc: Via E-mail
        Clayton E. Parker, Esq.
        Matthew Ogurick, Esq.
        John C. Scarborough, Jr., Esq.
        K&L Gates LLP
        200 South Biscayne Boulevard, Suite 3900
        Miami, FL 33131